SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 27, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

On behalf of IRSA PROPIEDADES COMERCIALES SA, below is a summary of the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meeting held on October 26, 2020:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) to approve and sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF GENERAL COMPANIES LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes the documents required under Section 234, paragraph 1, of General Companies Law No. 19,550 for the fiscal year ended June 30, 2020.

ITEM THREE: CONSIDERATION OF THE CAPITAL INCREASE FROM $126,014,050 TO $54,123,001,970 THROUGH RESERVE CAPITALIZATION AND CONSEQUENT ISSUE OF FULLY PAID-UP SHARES IN AN AMOUNT OF 54,123,001,970 TO BE DISTRIBUTED AMONG THE SHAREHOLDERS IN PROPORTION TO THEIR SHAREHOLDING INTERESTS.
The meeting unanimously approved to increase the Company’s capital from $126,014,050 to $54,123,001,970 (Argentine pesos fifty-four thousand one hundred twenty-three million one thousand nine hundred seventy), through the capitalization of the following reserves (i) comprehensive capital stock adjustment amounting to $3,390,555,113 (Argentine pesos three thousand three hundred and ninety million five hundred fifty five thousand one hundred and thirteen); (ii) share premium amounting to de $9,660,048,796 (Argentine pesos nine thousand six hundred sixty million forty eight thousand seven hundred and ninety six); (iii) special reserve in accordance with General Resolution CNV 609/2012 amounting to $9,164,223,299 (Argentine pesos nine thousand one hundred sixty four million two hundred twenty three thousand two hundred ninety nine), (iv) reserve for future dividends amounting to $31,631,809,393 (Argentine pesos thirty one thousand six hundred and thirty one million eight hundred and nine thousand three hundred and ninety three), and Special Reserve amounting to $150,351,319 (Argentine pesos one hundred and fifty million three hundred and fifty one thousand three hundred nineteen), thereby issuing 53,996,987,920 fully paid-up shares in favor of the shareholders in proportion to their shareholding interests.

ITEM FOUR: ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2020 FOR $17,089,535,711.81. DISTRIBUTION OF CASH DIVIDENDS IN PERIODIC INSTALLMENTS FOR UP TO $9,700,000,000.
The meeting approved by majority of votes:
i.
i) to allocate 5% of the income for the fiscal year, amounting to $854,476,785.59, to the legal reserve;
ii.
ii) to distribute cash dividends for the amount of $9,700,000,000, in proportion to the shareholding interests of the shareholders, to be paid in cash, in period installments in accordance with the following payment schedule: the first installment amounting to $2,425,000,000 shall be paid within 30 calendar days as from the meeting approval, the second installment amounting to $2,425,000,000 shall be paid on January 25, 2021, the third installment amounting to $2,425,000,000 shall be paid on March 25, 2021, and the fourth and last installment amounting to $2,425,000,000 shall be paid on May 24, 2021; and
iii.
iii) to allocate the balance, i.e. the amount of $ 6,535,058,926, to the special reserve, which may be used to pay future dividends, to carry out new projects or for any other purpose in the interests of the Company; and
iv.
iv) to delegate to the Board of Directors the power to implement the payment of dividends to the shareholders within the terms set forth in the payment schedule and/or any amendment thereto, and to apply for and implement the payment of such dividends to the ADR holders.

ITEM FIVE: CONSIDERATION OF THE BOARD OF DIRECTOR’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes the Board of Directors’ performance for the fiscal year ended June 30, 2020 under consideration, discharged by all their members as well as all the regular directors who are also members of the audit and executive committees thereof, as regards all the activities carried out during the fiscal year ended June 30, 2020, taking into consideration the legal abstentions.

ITEM SIX: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes the performance of the Supervisory Committee for the fiscal year ended June 30, 2020.

ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS ($ 320,769,717 ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes the sum of $320,769,717 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2020, without exceeding the limits set forth in section 261 of General Companies Law No. 19,550, taking into account the directors duties, the time allocated to professional roles, the income/loss recorded during their management, the special technical works carried out for subsidiary companies as well as the professional experience in addition to the market value of the services rendered;and to empower the Board of Directors to (i) allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members; (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM EIGHT: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE ($1,575,000 ALLOCATED AMOUNT) FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes to pay $1,575,000 to the Supervisory Committee as aggregate fees for the tasks discharged during the fiscal year ended June 30, 2020.

ITEM NINE: APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS.
The meeting approved by majority of votes:
1)
to maintain in 9 (nine) the number of regular directors and to determine in 9 (nine) the number of alternate directors;
2)
to renew the appointment of Mr. Eduardo Sergio Elsztain as non-independent Regular Director, Mr. Marcos Barylka as independent Regular Director and appoint Mrs. Mariana Renata Carmona as non-independent Regular Director;
3)
to renew the appointment of Messrs. Gastón Armando Lernoud and Juan Manuel Quintana as non-independent Alternate Directors; and
4)
to appoint Messrs. Ilan Ariel Elsztain and Ben Iosef Elsztain as non-independent Alternate Directors.

ITEM TEN: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
The meeting approved by majority of votes to appoint José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as REGULAR STATUTORY AUDITORS and Messrs. Roberto Daniel Murmis, Ariela Levy and Paula Sotelo as ALTERNATE STATUTORY AUDITORS for a term of one fiscal year.

ITEM ELEVEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes
1)
i) to appoint the following firms as certifying accountants for the 2020/2021 fiscal year (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers with Walter Rafael Zablocky acting as Regular Independent Auditor;and (b) Abelovich Polano & Asociados with José Daniel Abelovich acting as Regular Independent Auditor, and
2)
ii) not to appoint alternate members this time.

ITEM TWELVE: APPROVAL OF COMPENSATION FOR $28,770,129 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2020.
The meeting approved by majority of votes a compensation of $28,770,129 for the tasks developed by the Certifying Accountants for the fiscal year ended June 30, 2020.

ITEM THIRTEEN: CONSIDERATION OF ANNUAL BUDGET FOR IMPLEMENTATION OF THE AUDIT COMMITTEE’S ANNUAL PLAN.
The meeting approved by majority of votes a budget of $605,000, for the eventual hiring of advisors / consultants and trainings.

ITEM FOURTEEN: CONSIDERATION OF INCENTIVE PLAN FOR EMPLOYEES, MANAGEMENT AND DIRECTORS APPROVED BY THE MEETING HELD ON OCTOBER 30, 2019. APPLICATION OF THE 1% OF THE CAPITALIZATION OF FULLY PAID UP SHARES SET FORTH IN ITEM 3 OF THIS AGENDA TO THE INCENTIVE PLAN IN ACCORDANCE WITH SECTION 68 OF CAPITAL MARKET LAW NO. 26,831.
The meeting approved by majority of votes to ratify the resolutions adopted by the meeting held on October 30, 2019, as regards the implementation of the incentive plan for employees, management and directors of the Company and to provide the allocation of up to 1% of the capital derived from the capital increase approved in item three of this agenda, i.e., upon the sum of $54,123,001,970 (fifty four thousand one hundred and twenty three million one thousand nine hundred and seventy), to the integration and implementation of such plan, thus allocating such shares as bonus to the beneficiaries of the plan, all in accordance with the provisions set forth in Section 68 of the Capital Market Law No. 26.831.

ITEM FIFTEEN: CONSIDERATION OF THE AMENDMENT OF SECTION 6 OF THE CORPORATE BY-LAWS DUE TO THE CHANGE IN THE PAR VALUE OF SHARES FROM $1 TO $100.
The meeting approved by majority of votes to amend article six of the corporate by-laws, which shall read as follows: SECTION SIX: The movements in the capital stock shall be reflected in the company’s balance sheets, indicating the authorized amount, class and category of shares, par value and number of votes per share. The Company’s shares are designated as common, book-entry shares of pesos one hundred ($100) par value each, entitled to one vote per share. The Company may issue preferred shares, either with or without voting rights, which shall be issued in book-entry form. Preferred shares shall be entitled to a preferred dividend, either cumulative or not, pursuant to their terms of issue. Preferred shares may also be entitled to an additional share in the net income.

ITEM SIXTEEN: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDINGS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, María Florencia Vega and/or María Inés Higa and Mrs. Andrea Muñoz to carry out all the relevant registrations of the preceding resolutions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: October 29, 2020